Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Table

SC TO-I/A

(Form Type)

PGIM Private Credit Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to be Paid	—	—		—
Fees Previously Paid	$6,080,334.96		0.0001531	$930.90
Total Transaction Valuation	$6,080,334.96
Total Fees Due for Filing				$930.90
Total Fees Previously Paid				$930.90
Total Fee Offsets				$0.00
Net Fee Due				$0.00